GREAT-WEST
LIFECO INC.

November 21, 2008



08005996

SEC
Mail Processing
Section

NOV 24 2008

Washington, DC
101

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

**RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728**

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Final Prospectus for Great-West Lifeco Inc. Series J dated November 13, 2008 and
- Manitoba Securities Commission decision document dated November 13, 2008.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

**100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190**

A member of the Power Financial Corporation group of companies.

N:\cm\Press Releases\Letters to U.S. Securities Commission - Press Releases .doc

L509-01/02

Exemption # 82-34728

Short Form Prospectus

New Issue

November 13, 2008



GREAT-WEST LIFECO INC.

$200,000,000
(8,000,000 shares)

6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J

The holders of the 6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J (the "Series J First Preferred Shares") of Great-West Lifeco Inc. ("Great-West Lifeco" or the "Corporation") will be entitled to fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors for the initial period from and including the closing date of this offering to but excluding December 31, 2013 (the "Initial Fixed Rate Period") payable quarterly on the last day of March, June, September and December in each year at an annual rate of $1.50 per share. The initial dividend, if declared, will be payable on March 31, 2009 and will be $0.50959 per share, based on the anticipated closing date of this offering of Series J First Preferred Shares of November 27, 2008. See "Details of the Offering".

For each five-year period after the Initial Fixed Rate Period (each a "Subsequent Fixed Rate Period"), the holders of Series J First Preferred Shares will be entitled to receive fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year, in the amount per share per annum determined by multiplying the Annual Fixed Dividend Rate (as defined herein) applicable to such Subsequent Fixed Rate Period by $25.00. The Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period will be determined by Great-West Lifeco on the 30th day prior to the first day of such Subsequent Fixed Rate Period and will be equal to the sum of the Government of Canada Yield (as defined herein) on the date on which the Annual Fixed Dividend Rate is determined plus 3.07%. See "Details of the Offering".

Option to Convert Into Series K First Preferred Shares

Subject to the Corporation's right to redeem all the Series J First Preferred Shares, the holders of Series J First Preferred Shares will have the right, at their option, to convert their Series J First Preferred Shares into Non-Cumulative Floating Rate First Preferred Shares, Series K (the "Series K First Preferred Shares"), subject to certain conditions, on December 31, 2013 and on December 31 every five years thereafter. The holders of Series K First Preferred Shares will be entitled to receive floating rate non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year (the initial quarterly dividend period and each subsequent quarterly dividend period is referred to as a "Quarterly Floating Rate Period"), in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate (as defined herein) by $25.00. The Floating Quarterly Dividend Rate will be equal to the sum of the T-Bill Rate (as defined herein) plus 3.07% (calculated on the basis of the actual number of days elapsed in the applicable Quarterly Floating Rate Period divided by 365) determined on the 30th day prior to the first day of the applicable Quarterly Floating Rate Period. See "Details of the Offering".

Subject to the provisions described below under "Restrictions on Dividends and Retirement of Shares", on December 31, 2013 and on December 31 every five years thereafter, Great-West Lifeco may, at its option, redeem all or any part of the then outstanding Series J First Preferred Shares by the payment of an amount in cash for each Series J First Preferred Share so redeemed of $25.00 plus all declared and unpaid dividends to the date fixed for redemption. See "Details of the Offering."

The Underwriters may offer the Series J First Preferred Shares at a price lower than that stated above. See "Plan of Distribution".

BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc, CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Desjardins Securities Inc. and GMP Securities L.P. (collectively, the "Underwriters"), as principals, conditionally offer Series J First Preferred Shares, subject to prior sale, if, as and when issued by Great-West Lifeco and accepted by us in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" below, and subject to approval of certain legal matters on behalf of Great-West Lifeco by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Torys LLP. See "Plan of Distribution". In connection with this offering, the Underwriters may overallot or effect transactions which stabilize or maintain the market price of the Series J First Preferred Shares at a level above that which might otherwise prevail in the open market. See "Plan of Distribution".

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under the short form prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Series J First Preferred Shares and the Series K First Preferred Shares. Listing of the Series J First Preferred Shares offered hereunder is subject to the Corporation fulfilling all of the requirements of the TSX on or before February 4, 2009. Listing of the Series K First Preferred Shares issuable on conversion of such Series J First Preferred Shares is subject to the Corporation fulfilling all of the requirements of the TSX on or before December 31, 2013, including that there will be issued on listing a minimum number of such shares.

The Corporation's head and registered office is located at 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.

Price: $25.00 per share to yield 6.00%

	Price to the Public	Underwriters' Fee[1][3]	Net Proceeds to the Corporation[2][3]
Per Series J First Preferred Share	$25.00	$0.75	$24.25
Total	$200,000,000	$6,000,000	$194,000,000

(1) The Underwriters' fee is $0.25 for each Series J First Preferred Share sold to certain institutions and $0.75 per share for all other Series J First Preferred Shares sold. The commission set forth in the table assumes that no shares are sold to such institutions.

(2) Before deduction of expenses of the issue payable by the Corporation estimated at $325,000.

(3) The Corporation has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") to purchase on the same terms up to 1,200,000 additional Series J First Preferred Shares, exercisable at any time until the date that is 30 days from the closing of the offering. If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation", before deducting expenses of the offering, would be $230,000,000, $6,900,000 and $223,100,000, respectively (assuming no Series J First Preferred Shares are sold to those institutions referred to in (1) above). This short form prospectus qualifies the grant of the Over-Allotment Option as well as the distribution of the Series J First Preferred Shares issuable upon exercise of the Over-Allotment Option. See "Plan of Distribution."

Underwriters' Position	Maximum Size or number of securities held	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to an additional 1,200,000 Series J First Preferred Shares	30 days from the closing of the offering.	$25.00

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book-entry only certificate representing the Series J First Preferred Shares distributed hereunder will be issued in registered form only to CDS Clearing and Depository Services Inc. ("CDS"), or its nominee, and will be deposited with CDS on the closing of this offering. A purchaser of the Series J First Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the shares are purchased. See "Details of the Offering — Depository Services".

Table of Contents

Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures and Currency

This prospectus and documents incorporated by reference contain forward-looking statements about Great-West Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions by Great-West Lifeco, including statements made with regard to the expected benefits of acquisitions and divestitures, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Great-West Lifeco, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Great-West Lifeco due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Great-West Lifeco's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Factors" in this prospectus and under "Risk Management and Control Practices" in Great-West Lifeco's Management's Discussion and Analysis for the twelve months ended December 31, 2007, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Great-West Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This prospectus and documents incorporated by reference may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "net income on a constant currency basis", "premiums and deposits", "sales" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard

meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Except as otherwise indicated, all dollar amounts in this prospectus are expressed in Canadian dollars and references to "$" are to Canadian dollars.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, the Series J First Preferred Shares, if issued on the date hereof, would be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

Great-West Lifeco Inc.

The following chart depicts the corporate relationships among Great-West Lifeco and its significant subsidiaries as at the date hereof. Unless otherwise indicated, all such subsidiaries are incorporated or have been continued under the laws of Canada. Great-West Lifeco beneficially owns, or exercises control or direction over, 100% of the voting securities of each such subsidiary.



Great-West Lifeco is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses, primarily in Canada, the United States, Europe and Asia. Its major operating subsidiaries are The Great-West Life Assurance Company ("Great-West") and London Life Insurance Company ("London Life") in Canada, The Canada Life Assurance Company ("Canada Life") in Canada and in Europe, and Great-West Life & Annuity Insurance Company ("GWL&A") and Putnam Investments, LLC ("Putnam") in the United States. Great-West Lifeco and its subsidiaries, as at September 30, 2008, had more than $356 billion in assets under administration, and, as at December 31, 2007, had approximately 22,000 employees worldwide. Great-West Lifeco currently has no other holdings, and currently carries on no businesses or activities, that are unrelated to its holdings in Great-West, London Life, Canada Life, GWL&A, Putnam and their subsidiaries. However, Great-West Lifeco is not restricted to investing in those companies, and may make other investments in the future.

Great-West, London Life and Canada Life offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. They provide a wide range of retirement savings and income plans, as well as life, disability and critical illness insurance for individuals and families. As a leading provider of employee benefits in Canada, Great-West offers effective benefit solutions for large and small employee groups.

GWL&A is a leader in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It also provides annuity and life insurance products for individuals and businesses. Headquartered in metro Denver, Colorado, GWL&A serves its customers nationwide through a range of group retirement savings products and services, individual life insurance and annuities, and business-owned life insurance marketed through brokers, consultants and group representatives, and through marketing partnerships with other financial institutions.

Headquartered in Boston, Massachusetts, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products to individual and institutional investors. Individual retail investors are serviced through a broad network of distribution relationships with unaffiliated broker-dealers, financial planners, registered investment advisers and other financial institutions that distribute the Putnam Funds to their customers, which, in total, includes more than 150,000 advisors in over 2,000 firms. Institutional investors are supported by Putnam's dedicated account management, product management, and client service professionals and through strategic relationships with several investment management firms outside of the United States.

The businesses of Great-West Lifeco are grouped into reportable segments as follows:

Canada

The Canadian segment includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Individual Insurance & Investments Products business unit, Great-West Lifeco provides life, disability and critical illness insurance products to individual clients, as well as accumulation and annuity products for both group and individual clients in Canada. Through its Group Insurance business unit, Great-West Lifeco provides life, health, disability and creditor insurance products to group clients in Canada.

Europe

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance and Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Republic of Ireland. The Insurance and Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, London Reinsurance Group Inc. ("LRG"), a subsidiary of London Life, and their respective subsidiaries. Through the Insurance and Annuities business unit, Canada Life offers a portfolio of protection and wealth management products, with a focus on payout annuities, savings and group insurance in the United Kingdom, and savings and individual protection products in the Isle of Man. The core products offered in Ireland are individual insurance and savings and pension products. The German operation focuses on pension and individual protection products. Through the Reinsurance business unit, Canada Life and LRG provide a product portfolio consisting of life, annuity and property and casualty reinsurance.

United States

The United States segment includes the operations of GWL&A and Putnam, as well as the United States branch operations of Great-West and Canada Life. Through the Financial Services business unit, GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. It also provides annuity and life insurance products for individuals, families and corporate executives. Through the Asset Management business unit, Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors.

Corporate

The Corporate segment includes operating results for activities not specifically associated with other business units.

As at the date of this short form prospectus, Power Financial Corporation controlled, directly or indirectly, approximately 74% of the outstanding common shares of Great-West Lifeco, representing approximately 65% of the voting rights attached to all of the outstanding voting shares of Great-West Lifeco.

From time to time, Great-West Lifeco and its subsidiaries evaluate existing businesses, products and services, and such review could result in Great-West Lifeco or its subsidiaries disposing of or acquiring businesses or offering new, or discontinuing existing, products and services. In the ordinary course of their operations Great-West Lifeco and its subsidiaries consider and discuss with third parties the purchase or sale of businesses or business segments. If effected, such transactions could be material to Great-West Lifeco in size or scope, and could result in changes in the value of the securities of Great-West Lifeco, including the Series J First Preferred Shares offered hereby.

4

Use of Proceeds

The net proceeds from the sale of the Series J First Preferred Shares offered hereunder will amount to approximately $193,675,000 after deducting the Underwriters' fee and estimated expenses of the issue. The Underwriters' fee and the expenses of the issue will be paid out of the proceeds of this offering. The net proceeds of this offering will be used by the Corporation for general corporate purposes and to augment the Corporation's current liquidity position.

Trading Price and Volume of Great-West Lifeco's Securities

The following chart sets out the trading price and volume of Great West Lifeco's securities on the Toronto Stock Exchange during the 12 months preceding the date of this prospectus:

	Nov 07	Dec 07	Jan 08	Feb 08	Mar 08	Apr 08	May 08	Jun 08	Jul 08	Aug 08	Sep 08	Oct 08	Nov 08
Common Shares													
Intraday High . . .	37.19	37.00	35.62	33.20	31.05	31.91	32.72	32.05	30.17	32.20	35.94	32.45	27.58
Intraday Low . . .	32.81	34.75	30.51	30.55	27.46	30.29	30.59	28.42	25.91	29.31	29.61	24.50	25.33
Volume	11,004	6,880	11,107	11,647	15,384	10,204	14,281	16,171	9,837	11,552	34,769	29,042	2,177
Series D													
Intraday High . . .	26.06	26.48	26.50	26.25	26.07	26.12	26.15	26.00	26.10	26.20	25.85	25.63	24.95
Intraday Low . . .	25.00	25.62	25.68	25.79	24.55	25.50	25.55	25.40	25.61	25.61	25.35	24.00	24.50
Volume	248	81	79	217	102	120	114	270	67	77	347	130	68
Series E													
Intraday High . . .	26.85	26.25	26.75	27.30	27.10	26.78	26.94	27.00	26.71	26.65	26.99	26.74	25.74
Intraday Low . . .	25.70	25.86	25.95	26.50	26.40	26.26	26.25	26.25	26.20	26.35	26.40	25.75	25.50
Volume	164	110	476	43	44	59	51	57	112	32	873	1,352	5
Series F													
Intraday High . . .	26.47	26.89	26.50	26.87	26.64	26.81	26.47	26.24	25.30	25.25	25.00	25.39	23.50
Intraday Low . . .	25.51	25.70	25.56	25.78	25.75	26.10	25.98	25.00	24.28	24.56	24.80	22.02	22.75
Volume	63	336	22	66	44	284	73	228	37	24	75	559	5
Series G													
Intraday High . . .	23.81	24.24	24.38	25.00	24.75	24.45	23.96	23.65	21.47	22.29	21.97	21.35	20.50
Intraday Low . . .	22.25	22.59	23.25	24.12	23.00	23.10	23.20	20.73	19.16	21.20	20.61	16.75	18.88
Volume	584	439	174	267	114	137	182	272	190	244	623	367	378
Series H													
Intraday High . . .	21.76	23.35	22.85	24.16	23.49	22.24	22.84	22.70	20.37	22.47	21.18	19.25	18.99
Intraday Low . . .	21.02	21.31	22.00	22.48	21.37	21.41	21.72	19.76	17.90	19.83	18.75	15.04	17.24
Volume	475	313	182	120	99	169	454	432	183	116	489	298	29
Series I													
Intraday High . . .	20.25	21.30	21.60	22.25	21.97	20.51	21.38	21.05	18.95	19.50	19.27	17.72	17.74
Intraday Low . . .	19.71	20.00	20.50	21.00	20.00	20.10	20.37	18.65	16.81	18.23	17.10	14.65	15.76
Volume	1,407	548	330	203	294	377	566	379	261	318	151	794	59

1.   Includes trading prices and volume up to and including November 5, 2008.

Details of the Offering

The authorized capital of the Corporation consists of an unlimited number of First Preferred Shares, an unlimited number of Class A Preferred Shares, an unlimited number of Second Preferred Shares and an unlimited number of Common Shares.

The First Preferred Shares of the Corporation may be issued in one or more series with such rights, privileges, restrictions and conditions as the Board of Directors of the Corporation designates. The Board of Directors of the Corporation has designated 8,000,000 of the First Preferred Shares as Series D First Preferred Shares, 24,000,000 of the First Preferred Shares as Series E First Preferred Shares, 8,000,000 of the First Preferred Shares as Series F First Preferred Shares, 12,000,000 of the First Preferred Shares as Series G First Preferred Shares, 12,000,000 of the First Preferred Shares as Series H First Preferred Shares and 12,000,000 of the First Preferred Shares as Series I First Preferred Shares, of which as at the date of this short form prospectus 7,938,500 Series D First Preferred Shares, 22,282,215 Series E First Preferred Shares, 7,957,001 Series F First Preferred Shares, 12,000,000 Series G First Preferred Shares, 12,000,000 Series H First Preferred shares and 12,000,000 Series I First Preferred Shares are issued and outstanding.

The following is a summary of certain provisions of the First Preferred Shares as a class and of the Series J First Preferred Shares.

Certain Provisions of the First Preferred Shares as a Class

Priority

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and with the Class A Preferred Shares and in priority to the Second Preferred Shares, the Common Shares and any other shares ranking junior to the First Preferred Shares. On such a distribution, the rights of the holders of the First Preferred Shares of each series will be subject to the prior satisfaction of all claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the First Preferred Shares.

Approval by First Preferred Shareholders

In addition to any shareholder approvals required by applicable law, the approval of the holders of the First Preferred Shares as a class, given in the manner described under "Modification" below, is required to delete, add to or vary any right, privilege, preference, restriction or condition attaching to the First Preferred Shares as a class.

Voting Rights

Subject to the temporary voting rights discussed below, the holders of First Preferred Shares of any series shall not be entitled to notice of or to attend or to vote at any meeting of the Corporation or of its shareholders except as may be specifically provided in the provisions attaching to the First Preferred Shares of such series.

Modification

The approval of all deletions from or additions to or variations of the provisions of the First Preferred Shares as a class and any other approval required to be given by the holders of the First Preferred Shares may be given by a resolution passed by an affirmative vote of at least two-thirds of the votes cast at a general meeting of the holders of First Preferred Shares duly called for that purpose. On any vote held in respect of such a resolution, holders of First Preferred Shares will be entitled to one vote per share. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof will be those from time to time prescribed by the *Canada Business Corporations Act* (as from time to time amended, varied or replaced) and the by-laws of the Corporation with respect to meetings of shareholders.

Temporary Rights and Obligations

Section 411 of the *Insurance Companies Act* ("ICA") requires that certain insurance companies, including Great-West Life, have voting shares carrying at least 35% of the voting rights attached to all of the outstanding shares of the insurance company beneficially owned by persons other than a "major shareholder" of the company (or an entity controlled by a major shareholder) (the "Public Voting Requirement"). The ICA provides that a person is a major shareholder of the company where (A) the aggregate of: (i) any voting shares of a class beneficially owned by the person and (ii) any voting shares of a class beneficially owned by entities controlled by the person, exceeds 20% of all the outstanding shares of that class or (B) the aggregate of (i) any non-voting shares of a class beneficially owned by the person and (ii) any non-voting shares of a class beneficially owned by entities controlled by the person, exceeds 30% of all the outstanding shares of that class.

As permitted by the ICA, the Public Voting Requirement applicable to Great-West Life has been satisfied by the Corporation by provisions in the Corporation's articles relating to, among other things, the attachment of voting rights to the First Preferred Shares and constraints on the issue and transfer of the First Preferred Shares. Such provisions currently apply to the First Preferred Shares and will continue to apply until the earlier of the date that: (i) Great-West Life satisfies the Public Voting Requirement in some other manner; (ii) Great-West Life is not required to satisfy the Public Voting Requirement; or (iii) the Board of Directors of the Corporation determines that it is no longer in the best interests of the Corporation to satisfy the Public Voting Requirement, and the Board of Directors has thereafter removed such voting rights (such period of time, the "Temporary Period"). The temporary rights and obligations of the holders of First Preferred Shares during the Temporary Period are set out below.

Temporary Voting Rights and Restrictions

Holders of First Preferred Shares shall be entitled to receive notice of and to attend all meetings of holders of voting shares of the Corporation during the Temporary Period other than meetings of holders of a class or series of a class of shares at which such holders are entitled to vote separately as a class or series of a class. Each First Preferred Share, from time to time, shall carry that number of votes calculated based on a formula set out in the articles of the Corporation. The formula provides that the number of votes that can be cast by holders of Common Shares and holders of First Preferred Shares, who (i) do not hold a Significant Interest, for the purposes of the ICA, in the Common Shares as a class or in the First Preferred Shares as a class and (ii) are not controlled by a person who holds a Significant Interest in the Common Shares as a class or in the First Preferred Shares as a class, will equal 35% of the outstanding voting rights attached to all voting shares of the Corporation. There are restrictions on the voting rights attached to First Preferred Shares where a person holds such shares in contravention of the Public Voting Requirement during the Temporary Period. One of these restrictions provides that where First Preferred Shares are held by a person who has a Significant Interest in the First Preferred Shares as a class, or an entity controlled by such person owns any First Preferred Shares, the voting rights attached to the First Preferred Shares of such person or entity may not be exercised.

Temporary Constraint on Issue and Transfer

During the Temporary Period, First Preferred Shares may neither be issued, nor registered in the securities register of the Corporation as transferred, where such issue or transfer would result in a person acquiring a Significant Interest in the First Preferred Shares as a class.

Declaration of Shareholder

To facilitate the monitoring of compliance with the constraints on the issue, transfer and voting rights of the First Preferred Shares, the Board of Directors of the Corporation may, in certain circumstances, require any holder of First Preferred Shares to furnish a declaration as to matters relevant, in the opinion of the Board of Directors, to determine compliance with such share constraints.

Certain Provisions of the Series J First Preferred Shares as a Series

The following is a summary of certain provisions of the Series J First Preferred Shares, as a series.

Definition of Terms

The following definitions are relevant to the Series J First Preferred Shares.

"**Annual Fixed Dividend Rate**" means, for any Subsequent Fixed Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.07%.

"**Bloomberg Screen GCAN5YR Page**" means the display designated as page "GCAN5YR<INDEX>" on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

"**Fixed Rate Calculation Date**" means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

"**Government of Canada Yield**" on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers, selected by Great-West Lifeco, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

"**Initial Fixed Rate Period**" means the period from and including the closing date of this offering to but excluding December 31, 2013.

"**Subsequent Fixed Rate Period**" means for the initial Subsequent Fixed Rate Period, the period from and including December 31, 2013 to but excluding December 31, 2018, and for each succeeding Subsequent Fixed Rate Period, the

period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period to but excluding December 31 in the fifth year thereafter.

Dividends

During the Initial Fixed Rate Period, the holders of the Series J First Preferred Shares will be entitled to receive fixed quarterly non-cumulative preferential cash dividends, as and when declared by the Board of Directors, on the last day of March, June, September and December in each year, at an annual rate equal to $1.50 per share. The initial dividend, if declared, will be payable on March 31, 2009 and will be $0.50959 per share, based on the anticipated closing date of the offering hereunder of November 27, 2008 in respect of the period from and including such date of initial issue of Series J First Preferred Shares to but excluding March 31, 2009.

During each Subsequent Fixed Rate Period after the Initial Fixed Rate Period, the holders of Series J First Preferred Shares will be entitled to receive fixed non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year, in the amount per share per annum determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00.

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by Great-West Lifeco on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon Great-West Lifeco and upon all holders of Series J First Preferred Shares. Great-West Lifeco will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate (as defined below) applicable to the Series K First Preferred Shares for the next Quarterly Floating Rate Period (as defined below) to the registered holders of the then outstanding Series J First Preferred Shares.

If the Board of Directors does not declare a dividend, or any part thereof, on the Series J First Preferred Shares on or before the dividend payment date for a particular quarter, then the entitlement of the holders of the Series J First Preferred Shares to receive such dividend, or to any part thereof, for such quarter will be forever extinguished.

Redemption

The Series J First Preferred Shares will not be redeemable prior to December 31, 2013. Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", on December 31, 2013 and on December 31 every five years thereafter, Great-West Lifeco may redeem all or any part of the then outstanding Series J First Preferred Shares, at Great-West Lifeco's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00 together with all declared and unpaid dividends to the date fixed for redemption.

Notice of any redemption will be given by Great-West Lifeco at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Series J First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.

Conversion of Series J First Preferred Shares into Series K First Preferred Shares

Subject to the right of the Corporation to redeem the Series J First Preferred Shares as described above, the holders of Series J First Preferred Shares will have the right, at their option, on December 31, 2013 and on December 31 every five years thereafter (a "Series J Conversion Date"), to convert, subject to the restrictions on conversion described below and the payment or delivery to Great-West Lifeco of evidence of payment of the tax (if any) payable, all or any of the Series J First Preferred Shares registered in their name into Series K First Preferred Shares on the basis of one Series K First Preferred Share for each Series J First Preferred Share. Notice of a holder's intention to convert Series J First Preferred Shares must be received by Great-West Lifeco not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series J Conversion Date.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series J Conversion Date, give notice in writing to the then registered holders of the Series J First Preferred Shares of the above-mentioned conversion right. On the 30th day prior to each Series J Conversion Date, Great-West Lifeco will give notice in writing to the then registered holders of the Series J First Preferred Shares of the Annual Fixed Dividend Rate for the next succeeding Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Series K First Preferred Shares for the next succeeding Quarterly Floating Rate Period.

8

Holders of Series J First Preferred Shares will not be entitled to convert their shares into Series K First Preferred Shares if Great-West Lifeco determines that there would remain outstanding on a Series J Conversion Date less than 1,000,000 Series K First Preferred Shares, after having taken into account all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares and all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares. Great-West Lifeco will give notice in writing thereof to all registered holders of Series J First Preferred Shares at least seven days prior to the applicable Series J Conversion Date. Furthermore, if Great-West Lifeco determines that there would remain outstanding on a Series J Conversion Date less than 1,000,000 Series J First Preferred Shares, after having taken into account all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares and all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares, then, all, but not part, of the remaining outstanding Series J First Preferred Shares will automatically be converted into Series K First Preferred Shares on the basis of one Series K First Preferred Share for each Series J First Preferred Share on the applicable Series J Conversion Date and Great-West Lifeco will give notice in writing thereof to the then registered holders of such remaining Series J First Preferred Shares at least seven days prior to the Series J Conversion Date.

Upon exercise by the holder of this right to convert Series J First Preferred Shares into Series K First Preferred Shares, or upon automatic conversion of Series J First Preferred Shares into Series K First Preferred Shares, Great-West Lifeco reserves the right not to issue Series K First Preferred Shares to any person whose address is in, or whom Great-West Lifeco or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require Great-West Lifeco to take any action to comply with the securities, banking or analogous laws of such jurisdiction.

If Great-West Lifeco gives notice to the registered holders of the Series J First Preferred Shares of the redemption of all the Series J First Preferred Shares, Great-West Lifeco will not be required to give notice as provided hereunder to the registered holders of the Series J First Preferred Shares of an Annual Fixed Dividend Rate or Floating Quarterly Dividend Rate or of the conversion right of holders of Series J First Preferred Shares and the right of any holder of Series J First Preferred Shares to convert such Series J First Preferred Shares will cease and terminate in that event.

Purchase for Cancellation

Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", Great-West Lifeco may at any time purchase for cancellation any Series J First Preferred Share by private contract or in the open market or by tender, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

Restrictions on Dividends on and Retirement of Other Shares

So long as any of the Series J First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series J First Preferred Shares given as described under "Modification of Series" below:

(i) declare or pay any dividend (other than stock dividends in shares ranking junior to the Series J First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series J First Preferred Shares;

(ii) except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series J First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series J First Preferred Shares;

(iii) redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series J First Preferred Shares;

(iv) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series J First Preferred Shares; or

(v) except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series J First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series J First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for

payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series J First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series J First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series J First Preferred Shares will be entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and will not have any additional rights in such respect by holding Series J First Preferred Shares. Upon the termination of the Temporary Period as described under "Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations", the holders of the Series J First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series J First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series J First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series J First Preferred Shares will be entitled to one vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than the redemption price of the Series J First Preferred Shares, the number of votes per Series J First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series J First Preferred Shares, the holders of the Series J First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series J First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series J First Preferred Shares. After payment to the holders of the Series J First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series J First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series J First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series J First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series J First Preferred Shares will be entitled to one vote per share.

Issue of Additional Series of Preferred Shares

The Corporation may issue other series of Preferred Shares ranking on a parity with the Series J First Preferred Shares without the authorization of the holders of the Series J First Preferred Shares.

Depository Services

The Series J First Preferred Shares will be issued in "book-entry only" form and must be purchased, transferred, converted or redeemed through participants ("Participants") in the depository service of CDS. Each of the Underwriters is a Participant or has arrangements with a Participant. On the closing of this offering, Great-West Lifeco will cause a global certificate or certificates representing the Series J First Preferred Shares to be delivered to, and registered in the name of, CDS or its nominee. No purchaser of Series J First Preferred Shares will be entitled to a certificate or other instrument

from Great-West Lifeco or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. Each purchaser of Series J First Preferred Shares will receive a customer confirmation of purchase from the registered dealer from which the Series J First Preferred Shares are purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Series J First Preferred Shares. Reference in this short form prospectus to a holder of Series J First Preferred Shares means, unless the context otherwise requires, the owner of the beneficial interest in the Series J First Preferred Shares.

The ability of a beneficial owner of Series J First Preferred Shares to pledge such shares or otherwise take action with respect to such owner's interest in such shares (other than through a Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series J First Preferred Shares through the book-based system, in which event certificates for Series J First Preferred Shares in fully registered form will be issued to the beneficial owners of such shares or their nominees.

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act, to pay tax at a rate such that holders of Series J First Preferred Shares will not be required to pay tax on dividends received on the Series J First Preferred Shares under Part IV.1 of such Act. See "Certain Canadian Federal Income Tax Considerations".

Certain Provisions of the Series K First Preferred Shares as a Series

The following is a summary of certain provisions of the Series K First Preferred Shares, as a series.

Definition of Terms

The following definitions are relevant to the Series K First Preferred Shares.

"**Floating Quarterly Dividend Rate**" means, for any Quarterly Floating Rate Period, the rate of interest (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.07% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365).

"**Floating Rate Calculation Date**" means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

"**Quarterly Commencement Date**" means the last day of March, June, September and December in each year.

"**Quarterly Floating Rate Period**" means, for the initial Quarterly Floating Rate Period, the period from and including December 31, 2013 to but excluding March 31, 2014, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

"**T-Bill Rate**" means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Dividends

The holders of the Series K First Preferred Shares will be entitled to receive floating rate non-cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last day of March, June, September and December in each year, in the amount per share determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00.

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by Great-West Lifeco on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon Great-West Lifeco and upon all holders of Series K First Preferred Shares. Great-West Lifeco will, on the Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series K First Preferred Shares.

If the Board of Directors does not declare a dividend, or any part thereof, on the Series K First Preferred Shares on or before the dividend payment date for a particular Quarterly Floating Rate Period, then the entitlement of the holders of the Series K First Preferred Shares to receive such dividend, or to any part thereof, for such Quarterly Floating Rate Period will be forever extinguished.

Redemption

Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", Great-West Lifeco may redeem all or any part of the then outstanding Series K First Preferred Shares, at Great-West Lifeco's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on December 31, 2018 and on December 31 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date after December 31, 2013.

Notice of any redemption will be given by Great-West Lifeco at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Series K First Preferred Shares are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.

Conversion of Series K First Preferred Shares into Series J First Preferred Shares

Subject to the right of the Corporation to redeem the Series K First Preferred Shares as described above, the holders of Series K First Preferred Shares will have the right, at their option, on December 31, 2018 and on December 31 every five years thereafter (a "Series K Conversion Date"), to convert, subject to the restrictions on conversion described below and the payment or delivery to Great-West Lifeco of evidence of payment of the tax (if any) payable, all or any of their Series K First Preferred Shares registered in their name into Series J First Preferred Shares on the basis of one Series J First Preferred Share for each Series K First Preferred Share. Notice of a holder's intention to convert Series K First Preferred Shares must be received by Great-West Lifeco not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding, a Series K Conversion Date.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series K Conversion Date, give notice in writing to the then holders of the Series K First Preferred Shares of the above-mentioned conversion right. On the 30th day prior to each Series K Conversion Date, Great-West Lifeco will give notice in writing to the then registered holders of Series K First Preferred Shares of the Floating Quarterly Dividend Rate for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series J First Preferred Shares for the next succeeding Subsequent Fixed Rate Period.

Holders of Series K First Preferred Shares will not be entitled to convert their shares into Series J First Preferred Shares if Great-West Lifeco determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series J First Preferred Shares, after having taken into account all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares and all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares. The Corporation will give notice in writing thereof to all registered holders of the Series K First Preferred Shares at least seven days prior to the applicable Series K Conversion Date. Furthermore, if Great-West Lifeco determines that there would remain outstanding on a Series K Conversion Date less than 1,000,000 Series K First Preferred Shares, after having taken into account all Series K First Preferred Shares tendered for conversion into Series J First Preferred Shares and all Series J First Preferred Shares tendered for conversion into Series K First Preferred Shares, then, all, but not part, of the remaining outstanding Series K First Preferred Shares will automatically be converted into Series J First Preferred Shares on the basis of one Series J First Preferred Share for each Series K First Preferred Share on the applicable Series K Conversion Date and Great-West Lifeco will give notice in writing thereof to the then registered holders of such remaining Series K First Preferred Shares at least seven days prior to the Series K Conversion Date.

Upon exercise by the holder of this right to convert Series K First Preferred Shares into Series J First Preferred Shares, or upon automatic conversion of Series K First Preferred Shares into Series J First Preferred Shares, Great-West Lifeco reserves the right not to issue Series J First Preferred Shares to any person whose address is in, or whom Great-West Lifeco or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require Great-West Lifeco to take any action to comply with the securities, banking or analogous laws of such jurisdiction.

If Great-West Lifeco gives notice to the registered holders of the Series K First Preferred Shares of the redemption on a Series K Conversion Date of all the Series K First Preferred Shares, Great-West Lifeco will not be required to give notice as provided hereunder to the registered holders of the Series K First Preferred Shares of an Annual Fixed Dividend Rate or Floating Quarterly Dividend Rate or of the conversion right of holders of Series K First Preferred Shares and the right of any holder of Series K First Preferred Shares to convert such Series K First Preferred Shares will cease and terminate in that event.

Purchase for Cancellation

Subject to the provisions described below under the heading "Restrictions on Dividends and Retirement of Shares", Great-West Lifeco may at any time purchase for cancellation any of the Series K First Preferred Shares by private contract or in the open market or by tender, at the lowest price or prices at which in the opinion of the Board of Directors such shares are obtainable.

Restrictions on Dividends on and Retirement of Other Shares

So long as any of the Series K First Preferred Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series K First Preferred Shares given as described under "Modification of Series" below:

(i)   declare or pay any dividend (other than stock dividends in shares ranking junior to the Series K First Preferred Shares) on the Common Shares or any other shares of the Corporation ranking junior to the Series K First Preferred Shares;

(ii)   except out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series K First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of the Common Shares or other shares of the Corporation ranking junior to the Series K First Preferred Shares;

(iii)   redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the Series K First Preferred Shares;

(iv)   except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking pari passu with the Series K First Preferred Shares; or

(v)   except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto or out of the net cash proceeds of an issue of shares of the Corporation ranking junior to the Series K First Preferred Shares, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of the Corporation ranking in priority to the Series K First Preferred Shares;

unless all cumulative dividends then accrued and unpaid up to and including the most recent applicable dividend payment date for the last completed period for which dividends were payable shall have been declared and paid or set apart for payment in respect of each series of cumulative First Preferred Shares, if any, then issued and outstanding and on all other cumulative shares, if any, ranking pari passu with the First Preferred Shares and the dividends for the immediately preceding dividend payment period in respect of each series of non-cumulative First Preferred Shares (including the Series K First Preferred Shares) then issued and outstanding and on all other shares ranking prior to or pari passu with the Series K First Preferred Shares shall have been declared and paid or monies set aside for payment thereof.

Voting Rights

During the Temporary Period, the holders of the Series K First Preferred Shares will be entitled to receive notice of and to attend and to vote at any meeting of the shareholders of the Corporation in accordance with the rights of holders of First Preferred Shares as a class and will not have any additional rights in such respect by holding Series K First Preferred Shares. Upon the termination of the Temporary Period as described under "Details of the Offering — Certain Provisions of the First Preferred Shares as a Class — Temporary Rights and Obligations", the holders of the Series K First Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Corporation unless and until the Corporation shall have failed to declare and pay the whole amount of a quarterly dividend on the Series K First Preferred Shares. In that event, until such time as the Corporation pays the whole amount of a quarterly dividend on the Series K First Preferred Shares, the holders of such shares will be entitled to receive notice of and to attend meetings of the shareholders of the Corporation at which directors are to be elected and will be entitled to vote for the election of two directors to be elected in conjunction with the holders of any other series of First Preferred Shares which may have a similar right. On any such vote, holders of Series K First Preferred Shares will be entitled to one

vote per share, provided that if the shares of any other series of First Preferred Shares have a retraction, redemption or issue price less than $25.00, the number of votes per Series K First Preferred Share will be adjusted pro rata.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series K First Preferred Shares, the holders of the Series K First Preferred Shares shall be entitled to be paid and to receive an amount equal to $25.00 per Series K First Preferred Share plus declared and unpaid dividends up to and including the date of distribution before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the Series K First Preferred Shares. After payment to the holders of the Series K First Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

Modification of Series

Approval of variations to the provisions of the Series K First Preferred Shares as a series and any other authorization required to be given by the holders of such shares may be given by a resolution passed by an affirmative vote of not less than two-thirds of the votes cast at a general meeting of the holders of Series K First Preferred Shares duly called for such purpose and held upon at least 21 days' notice at which the holders of a majority of the outstanding shares of such series are present in person or represented by duly qualified proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series K First Preferred Shares then present in person or represented by proxy will form the necessary quorum. On any vote held in respect of such a resolution, holders of Series K First Preferred Shares will be entitled to one vote per share.

Issue of Additional Series of Preferred Shares

The Corporation may issue other series of Preferred Shares ranking on a parity with the Series K First Preferred Shares without the authorization of the holders of the Series K First Preferred Shares.

Depository Services

If issued, the Series K First Preferred Shares will be in "book-entry only" form unless Great-West Lifeco elects otherwise and may be purchased, held and transferred in substantially the same manner as the Series J First Preferred Shares. See "Details of the Offering — Certain Provisions of the Series J First Preferred Shares as a Series — Depository Services".

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Income Tax Act, to pay tax at a rate such that holders of Series K First Preferred Shares will not be required to pay tax on dividends received on the Series K First Preferred Shares under Part IV.1 of such Act. See "Certain Canadian Federal Income Tax Considerations".

Plan of Distribution

Under an underwriting agreement (the "Underwriting Agreement") dated November 7, 2008 between the Corporation and the Underwriters, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and to the terms and conditions contained therein, on November 27, 2008 or such other date not later than December 31, 2008 as may be agreed upon by the parties, all but not less than all of the 8,000,000 Series J First Preferred Shares at an aggregate price of $200,000,000 payable in cash to the Corporation against delivery.

In consideration for their services in connection with this offering, the Corporation has agreed to pay the Underwriters a fee equal to $0.25 per Series J First Preferred Share sold to certain exempt institutions and $0.75 per share with respect to all other sales of Series J First Preferred Shares. Assuming that no Series J First Preferred Shares are sold to such institutions, the Underwriters' fee will be $6,000,000. All fees payable to the Underwriters will be paid on account of services rendered in connection with the issue and will be paid out of the proceeds of this offering.

Great-West Lifeco has granted to the Underwriters the Over-Allotment Option, whereby they may purchase up to an additional 1,200,000 Series J First Preferred Shares, being a number equal to 15% of the number of Series J First Preferred

Shares sold in the offering. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering over-allotments and for market stabilization purposes as permitted pursuant to applicable Canadian securities laws. The Underwriters have 30 days from the closing date of the offering hereunder to exercise the Over-Allotment Option. If the Underwriters exercise the Over-Allotment in full and assuming that no Series J First Preferred Shares issued upon the exercise of the Over-Allotment Option are sold to institutions, the Underwriters will receive an aggregate fee of $6,900,000, being $0.75 per Series J First Preferred Share sold under this offering (including the Over-Allotment Option). This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Series J First Preferred Shares issuable upon the exercise of the Over-Allotment Option.

The Underwriting Agreement provides that the Underwriters may, at their discretion, terminate their obligations thereunder upon the occurrence of certain stated events or if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any action, government law or regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects, or may in the reasonable opinion of the Underwriters be expected to materially adversely affect, Canadian financial or equity markets or the business, operations or affairs of the Corporation. The Underwriters are, however, obligated to take up and pay for all the Series J First Preferred Shares if any Series J First Preferred Shares are purchased under the Underwriting Agreement.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Series J First Preferred Shares. The foregoing restriction is subject to certain exemptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series J First Preferred Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. In connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Series J First Preferred Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriting Agreement provides that, without the prior written consent of BMO Nesbitt Burns Inc. and Scotia Capital Inc., the Corporation will not sell or announce its intention to sell, nor will the Corporation authorize or issue, or announce its intention to authorize or issue, any preferred shares or securities convertible or exchangeable for or into preferred shares other than the Series J First Preferred Shares during the period commencing on the date of the Underwriting Agreement and ending 60 days after the closing of the offering.

The Series J First Preferred Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and, subject to certain exemptions, may not be offered or sold within the United States or to U.S. persons. The distribution of this short form prospectus and the offering and sale of the Series J First Preferred Shares are also subject to certain restrictions under the laws of certain other jurisdictions outside of Canada. Each Underwriter has agreed that it will not offer for sale or sell or deliver the Series J First Preferred Shares in any such jurisdiction except in accordance with the laws thereof.

The Underwriters propose to offer the Series J First Preferred Shares initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Series J First Preferred Shares at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Series J First Preferred Shares is less than the price paid by the Underwriters to the Corporation.

The determination of the terms of the distribution, including the issue price of the Series J First Preferred Shares, was made through negotiations between the Corporation and the Underwriters.

The TSX has conditionally approved the listing of the Series J First Preferred Shares and the Series K First Preferred Shares. Listing of the Series J First Preferred Shares offered hereunder is subject to the Corporation fulfilling all of the requirements of the TSX on or before February 4, 2009. Listing of the Series K First Preferred Shares issuable on conversion of such Series J First Preferred Shares is subject to the Corporation fulfilling all of the requirements of the TSX on or before December 31, 2013, including that there will be issued on listing a minimum number of such shares.

Earnings Coverage Ratios

Great-West Lifeco's annualized interest requirements on its short and long-term debt, after giving effect to the issue of the Series J First Preferred Shares, assuming exercise of the Over-Allotment Option, and dividends on preferred shares classified as liabilities adjusted to a before-tax equivalent using an effective tax rate of 27.7% and 22.7%, amounted to $335.7 million and $297.9 million for the 12 months period ended September 30, 2008 and the 12 months period ended December 31, 2007, respectively.

Great-West Lifeco's earnings before interest on short and long-term debt, dividends on preferred shares classified as liabilities and income tax for the 12 months period ended September 30, 2008 and the 12 months period ended December 31, 2007 were $4,408.5 million and $3,065.8 million, respectively, which is 13.1 times and 10.3 times Great-West Lifeco's aggregate adjusted annualized interest requirements for the respective periods.[1]

Note:
(1)   Great-West Lifeco's earnings from continuing operations before interest on short and long-term debt, dividends on preferred shares classified as liabilities and income tax for the 12 months period ended September 30, 2008 and the 12 months period ended December 31, 2007 were $3,182.5 million and $2,776.8 million, respectively, which is 9.5 times and 9.3 times Great-West Lifeco's aggregate adjusted annualized interest requirements for the respective periods.

Ratings

The Series J First Preferred Shares have been given a preliminary rating of Pfd-1(low) by DBRS Limited ("DBRS") and a preliminary rating of P-1(Low) Canadian Preferred Scale, A- Global Preferred Scale, by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P").

A Pfd-1 rating by DBRS is the highest of five categories granted by DBRS for preferred shares. According to DBRS, preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. A P-1 rating by S&P is the highest of the five categories used by S&P in its Canadian preferred share rating scale. Correspondingly, an A- rating is the fifth highest of twenty ratings used by S&P in its Global preferred share rating scale. According to S&P, a preferred share rating of A- indicates that the obligor's capacity to meet its financial commitment on the obligation is still strong, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated categories. The "high" and "low" and "High", "Mid" and "Low" designations for DBRS and S&P, respectively, indicate relative strength within the rating category.

Prospective purchasers of the Series J First Preferred Shares should consult the rating organization with respect to the interpretation and implication of the foregoing provisional ratings. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Series J First Preferred Shares. Ratings may be revised or withdrawn at any time by the rating organization.

Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Torys LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser of Series J First Preferred Shares pursuant to this prospectus (a "Holder") who, for purposes of the *Income Tax Act* (Canada) (the "Income Tax Act") and at all relevant times, is or is deemed to be a resident of Canada, deals at arm's length and is not affiliated with Great-West Lifeco and holds Series J First Preferred Shares or Series K First Preferred Shares, as the case may be, as capital property. Generally, the Series J First Preferred Shares and Series K First Preferred Shares will be capital property to a holder provided the holder does not acquire or hold such shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade. This summary is not applicable to a Holder that is a specified financial institution (as defined in the Income Tax Act) or a "financial institution" for purposes of the "mark to market property" rules in the Income Tax Act, nor does it apply to a Holder an interest in which is a "tax shelter investment" (as defined in the Income Tax Act) or to a Holder which has made a "functional currency" election under the Income Tax Act to determine its Canadian tax results in a currency other than Canadian currency. Such Holders are advised to consult with their own tax advisors. This summary assumes that the Series J First Preferred Shares and Series K First Preferred Shares will be listed on a designated stock exchange in Canada (which currently includes the TSX) at all relevant times.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular purchaser and no representations with respect to the income tax consequence to any particular purchaser are made. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations"), all specific proposals to amend the Income Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals") and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") made publicly available prior to the date hereof. No assurances can be given that the Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any change in law or administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax legislation or considerations.

The Canadian federal income tax considerations described herein for a holder of Series J First Preferred Shares will generally be applicable, with necessary changes, to a holder of Series K First Preferred Shares.

Dividends

Dividends (including deemed dividends) received on the Series J First Preferred Shares by an individual will be included in the individual's income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend gross-up and dividend tax credit with respect to any dividends (including deemed dividends) designated by Great-West Lifeco as "eligible dividends" in accordance with the Income Tax Act.

Dividends (including deemed dividends) received on the Series J First Preferred Shares by a corporation will be included in computing the corporation's income and will generally be deductible in computing the taxable income of the corporation.

The Series J First Preferred Shares are "taxable preferred shares" as defined in the Income Tax Act. The terms of the Series J First Preferred Shares require Great-West Lifeco to make the necessary election under Part VI.1 of the Income Tax Act so that a corporation holding Series J First Preferred Shares will not be subject to tax under Part IV.1 of the Income Tax Act on dividends received (or deemed to be received) on the Series J First Preferred Shares.

Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

A "private corporation", as defined in the Income Tax Act, or any other corporation controlled (whether by reason of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay refundable tax under Part IV of the Income Tax Act of 33⅓% of dividends received (or deemed to be received) on the Series J First Preferred Shares to the extent such dividends are deductible in computing its taxable income.

Dispositions

A Holder who disposes of or is deemed to dispose of a Series J First Preferred Share (either on redemption of the Series J First Preferred Share for cash or otherwise but not including on a conversion) will generally realize a capital gain (or sustain a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such share to such Holder. The amount of any deemed dividend arising on the redemption or acquisition by Great-West Lifeco of a Series J First Preferred Share will generally not be included in computing the proceeds of disposition to the Holder for purposes of computing the capital gain or capital loss arising on the disposition of the Series J First Preferred Share. See "Redemption" below. If the Holder is a corporation, any capital loss arising on the disposition of a Series J First Preferred Share may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on the Series J First Preferred Share or on any share which was converted into or exchanged for such share. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Generally, one-half of any capital gain will be included in computing the Holder's income as a taxable capital gain. One-half of any capital loss may be deducted from the Holder's taxable capital gains subject to and in accordance with the rules contained in the Income Tax Act. Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Income Tax Act. An amount in respect of taxable capital gains of a Canadian-controlled private corporation, as defined in the Income Tax Act, may be subject to an additional refundable tax of 6⅔%.

Redemption

If Great-West Lifeco redeems for cash or otherwise acquires a Series J First Preferred Share, other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public in the open market, the Holder will be deemed to have received a dividend equal to the amount, if any, paid by Great-West Lifeco, including any redemption premium, in excess of the paid-up capital (as determined for purposes of the Income Tax Act) of such share at such time. Generally, the proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such share will be equal to the amount paid by Great-West Lifeco on redemption or acquisition of such share, including any redemption premium, less the amount of the deemed dividend, if any. In the case of a corporate shareholder, it is possible that in certain circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not as a dividend.

Conversion

The conversion of a Series J First Preferred Share into a Series K First Preferred Share pursuant to the exercise of the conversion privilege will not constitute a disposition thereof and, accordingly, will not give rise to a capital gain or capital loss. The cost to a holder of the Series K First Preferred Share received on a conversion will be deemed to be the adjusted cost base to such holder of the Series J First Preferred Share converted into such Series K First Preferred Share immediately before the conversion. The cost of a Series K First Preferred Share so obtained will be averaged with the adjusted cost base of all other Series K First Preferred Shares held by such holder as capital property at such time for the purpose of determining thereafter the adjusted cost base of each such share.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)   the Revised Annual Information Form of Great-West Lifeco dated February 20, 2008, including documents incorporated by reference therein;

(b)   the audited consolidated financial statements of Great-West Lifeco as at and for the years ended December 31, 2007 and 2006 and the report of the auditors thereon and the related Management's Discussion and Analysis dated February 14, 2008;

(c)   the Management Proxy Circular dated February 25, 2008 with respect to the annual meeting of shareholders of Great-West Lifeco held on May 1, 2008;

(d)   the material change reports of Great-West Lifeco dated April 1, 2008 and May 8, 2008 with respect to the sale by Great-West Life & Annuity Insurance Company ("GWL&A") of its healthcare business, Great-West Healthcare, to a subsidiary of CIGNA Corporation and Great-West Lifeco management changes, respectively; and

(e)   the interim unaudited consolidated financial statements of Great-West Lifeco as at and for the nine-month periods ended September 30, 2008 and 2007, together with the related Management's Discussion and Analysis dated October 30, 2008.

All documents of Great-West Lifeco of the type described in Section 11.1 of Form 44-101F1 — *Short Form Prospectus* to National Instrument 44-101 — *Short Form Prospectus Distributions* and any press releases, if filed by Great-West Lifeco with the provincial and territorial securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required

to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Recent Development

On October 31, 2008, Canada Life announced that it intended to redeem all $200 million aggregate principal amount of its 5.80% Debentures, Series A due December 11, 2013 on December 11, 2008.

Risk Factors

· Before purchasing the Series J First Preferred Shares, investors should consider carefully the following risks in conjunction with the other information in this short form prospectus and the documents incorporated by reference herein, in particular the disclosure under the heading "Risk Factors" in Great-West Lifeco's Revised Annual Information Form dated February 20, 2008, including documents incorporated by reference therein, and the Corporation's Management's Discussion and Analysis dated October 30, 2008 which disclosure includes discussions concerning general insurance risks, insurance risks relating to specific businesses, interest rate risk, equity market risk, credit risk, liquidity risks, translation risk, foreign exchange risk, risk relating to derivative instruments, operational risks, legal and regulatory risk and reputational risk.

Risks Associated with Great-West Lifeco

Holding Company Structure

As a holding company, Great-West Lifeco's ability to pay dividends and other operating expenses and to otherwise meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries and its ability to raise additional capital. The likelihood that holders of Series J First Preferred Shares will receive the payments owing to them in connection with the Series J First Preferred Shares will be dependent upon the financial position and creditworthiness of Great-West Life, GWL&A, London Life, Canada Life and Putnam. In the event of the bankruptcy, liquidation or reorganization of any of these subsidiaries, policy liabilities of these subsidiaries will be completely provided for before any assets of such subsidiaries are made available for distribution to Great-West Lifeco; in addition, the other creditors of these subsidiaries will generally be entitled to the payment of their claims before any assets are made available for distribution to Great-West Lifeco except to the extent that Great-West Lifeco is recognized as a creditor of the relevant subsidiaries. Any payment by the principal subsidiaries (including payment of dividends and interest) is also subject to restrictions set forth in the insurance, securities and corporate laws and regulations (including the staged intervention powers of the Office of Superintendent of Financial Institutions) which require that solvency and capital standards be maintained by Great-West Life, GWL&A, London Life, Canada Life and Putnam.

Insurance, Investment, Market and Operational Risk

The businesses conducted by Great-West Lifeco's principal subsidiaries are subject to risks including competition from other businesses, dependence on key personnel, claims risk, persistency (policy termination) risk, reliance on information technology systems, investment related risk, reinsurance risk and underwriting experience of morbidity, mortality and catastrophic risk.

Regulatory Risk

The businesses of certain of Great-West Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Great-West Lifeco.

Impairment Testing on Goodwill and Intangibles

Canadian generally accepted accounting principles require the Corporation to perform an impairment test on goodwill and intangible assets at least annually. The Corporation's intangible and goodwill balances relate primarily to its acquisitions of London Life, Canada Life and Putnam. Consistent with its practice of conducting impairment testing in the fourth quarter of its fiscal year, Great-West Lifeco has not yet undertaken this testing for the year ending December 31,

2008. Accordingly, while equity market valuations in general are lower than in 2007, it is not possible to determine the outcome of the impairment test at this time.

General Economic Conditions

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the securities of the Corporation for reasons unrelated to Great-West Lifeco's performance. Unfavourable economic conditions may materially adversely affect the businesses of Great-West Lifeco's principal subsidiaries and, in turn, may materially adversely affect Great-West Lifeco and its financial condition.

Series J First Preferred Shares and Series K First Preferred Shares

The value of each of the Series J First Preferred Shares and the Series K First Preferred Shares will be affected by the general creditworthiness of Great-West Lifeco. Great-West Lifeco's Management's Discussion and Analysis for the year ended December 31, 2007 is incorporated by reference in this short form prospectus. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on Great-West Lifeco's business, financial condition or results of operations. See also the discussion under "Earnings Coverage Ratios", which is relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series J First Preferred Shares.

The market value of each of the Series J First Preferred Shares and the Series K First Preferred Shares, as with other preferred shares, is expected to be primarily affected by changes (actual or anticipated) in prevailing interest rates and in the credit rating assigned to such shares. Real or anticipated changes in credit ratings on each of the Series J First Preferred Shares and the Series K First Preferred Shares may also affect the cost at which Great-West Lifeco can transact or obtain funding, and thereby affect its liquidity, business, financial condition or results of operations. Assuming all other factors remain unchanged, the market value of each of the Series J First Preferred Shares and the Series K First Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline.

Each of the Series J First Preferred Shares and the Series K First Preferred Shares rank equally with other First Preferred Shares of Great-West Lifeco in the event of an insolvency or winding-up of Great-West Lifeco. If Great-West Lifeco becomes insolvent or is wound-up, Great-West Lifeco's assets must be used to pay debt, including subordinated debt, before payments may be made on each of the Series J First Preferred Shares and the Series K First Preferred Shares and other preferred shares.

Each of the Series J First Preferred Shares and the Series K First Preferred Shares are non-cumulative and dividends are payable at the discretion of the Board of Directors of Great-West Lifeco. See "Details of the Offering" and "Earnings Coverage Ratios", which are relevant to an assessment of the risk that Great-West Lifeco will be unable to pay dividends on the Series J First Preferred Shares.

Great-West Lifeco has agreed that if Great-West Lifeco Finance (Deleware) LP or Great-West Lifeco (Delaware) LP II elects to defer the payment of interest on its subordinated debentures, Great-West Lifeco will not, during any such deferral period, declare or pay any dividends or distributions on or redeem, purchase, acquire, or make a liquidation payment with respect to, any of its shares, including the Series J First Preferred Shares and Series K First Preferred Shares.

Great-West Lifeco has agreed that, if, in certain circumstances, a distribution is not paid when due on any outstanding Great-West Life Trust Securities — Series A issued by Great-West Life Capital Trust, Great-West Lifeco will not pay dividends on its outstanding preferred or common shares, which would include the Series J First Preferred Shares and the Series K First Preferred Shares, for a specified period of time unless the required distribution is paid to the holders of such trust securities.

Neither the Series J First Preferred Shares nor the Series K First Preferred Shares have a fixed maturity date and are not redeemable at the option of the holders thereof. The ability of a holder to dispose of its holdings of Series J First Preferred Shares or Series K First Preferred Shares, as applicable, may be limited.

An investment in the Series J First Preferred Shares may become an investment in the Series K First Preferred Shares without the consent of the holder in the circumstances described under "Certain Provisions of the Series J First Preferred Shares as a Series — Conversion of Series J First Preferred Shares into Series K First Preferred Shares" above.

Upon the automatic conversion of the Series J First Preferred Shares into Series K First Preferred Shares, the dividend rate on the Series K First Preferred Shares will be a floating rate that is adjusted quarterly by reference to the

T-Bill Rate which may vary from time to time. In addition, holders may be prevented from converting their Series J First Preferred Shares into Series K First Preferred Shares in certain circumstances. See "Details of the Offering — Certain Provisions of the Series J First Preferred Shares as a Series — Conversion of Series J First Preferred Shares into Series K First Preferred Shares".

Stock market volatility may affect the market price of each of the Series J First Preferred Shares and the Series K First Preferred Shares for reasons unrelated to Great-West Lifeco's performance.

There can be no assurance that an active trading market will develop for each of the Series J First Preferred Shares and Series K First Preferred Shares after the offering, or if developed, that such a market will be sustained at the offering price of the Series J First Preferred Shares.

Experts and Auditors

Certain legal matters in connection with this offering will be passed upon by Blake, Cassels & Graydon LLP for the Corporation and by Torys LLP for the Underwriters. As of the date of this short form prospectus, the partners and associates of Blake, Cassels & Graydon LLP as a group and the partners and associates of Torys LLP as a group, respectively owned beneficially, directly or indirectly, less than one percent of any class of securities of the Corporation or any associated party or affiliate of the Corporation.

Deloitte & Touche LLP is the external auditor of Great-West Lifeco who prepared the Auditors' Report to Shareholders on the consolidated balance sheets as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. To the knowledge of Great-West Lifeco, Deloitte & Touche LLP is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Manitoba.

Registrar and Transfer Agent

The registrar and transfer agent for the Series J First Preferred Shares will be Computershare Investor Services Inc. or its agent at its principal office in the City of Toronto.

Purchasers' Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

Certificate of Corporation

Dated: November 13, 2008

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

By: (signed) D. ALLEN LONEY
President and
Chief Executive Officer

By: (signed) WILLIAM W. LOVATT
Executive Vice-President and
Chief Financial Officer

On behalf of the Board of Directors

By: (signed) RAYMOND L. MCFEETORS
Director

By: (signed) EMÓKE J.E. SZATHMÁRY
Director

Certificate of Underwriters

Dated: November 13, 2008

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all the provinces and territories of Canada.

BMO NESBITT BURNS INC.   **SCOTIA CAPITAL INC.**

By: (signed) BRADLEY J. HARDIE   By: (signed) DAVID SKURKA

RBC DOMINION SECURITIES INC.

By: (signed) RAJIV BAHL

CIBC WORLD MARKETS INC.   **TD SECURITIES INC.**

By: (signed) DONALD A. FOX   By: (signed) JONATHAN BROER

NATIONAL BANK FINANCIAL INC.

By: (signed) DARIN DESCHAMPS

DESJARDINS SECURITIES INC.

By: (signed) THOMAS L. JARMAI

GMP SECURITIES L.P.

By: (signed) NEIL SELFE

Auditors' Consent

Great-West Lifeco Inc.

We have read the short form prospectus of Great-West Lifeco Inc. ("Lifeco") dated November 13, 2008 relating to the issue and sale of 6.00% Non-Cumulative 5-Year Rate Reset First Preferred Shares, Series J (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of Lifeco on the consolidated balance sheets of Lifeco as at December 31, 2007 and 2006 and the summaries of consolidated operations, the consolidated statements of surplus, the summaries of consolidated comprehensive income and the consolidated statements of cash flows for the years then ended. Our report is dated February 14, 2008.

(signed) DELOITTE & TOUCHE LLP

Chartered Accountants
Winnipeg, Manitoba

November 13, 2008

GREAT-WEST
LIFECO INC.



THE MANITOBA
SECURITIES
COMMISSION

RECEIPT / VISA

Great-West Lifeco Inc.

This is the receipt of the Manitoba Securities Commission for the Short Form Prospectus of the above Issuer dated November 13, 2008 (the prospectus).
La Commission des valeurs mobilières du Manitoba vise le prospectus simplifié de l'émetteur susmentionné daté du 13 novembre, 2008 (le prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the prospectus.
En outre, le présent visa fait foi du visa du prospectus de la Commission des valeurs mobilières de l'Ontario.

The prospectus has been filed under Multilateral Instrument 11-102 *Passport System* in British Columbia, Alberta, Saskatchewan, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut, and Northwest Territories. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.
Le prospectus a été déposé en vertu du *Règlement 11-102 sur le régime de passeport* en Colombie-Britannique, en Alberta, en Saskatchewan, au Québec, en Nouvelle-Écosse, au Nouveau-Brunswick, à l'Île-du-Prince-Édouard, à Terre-Neuve et Labrador, au Yukon, au Nunavut, et dans les Territoires du Nord-Ouest. Le visa du prospectus est réputé octroyé par l'autorité de chacun de ces territoires lorsque les conditions prévues par le Règlement sont réunies.

November 13, 2008
13 novembre, 2008

"R. B. Bouchard"
Director, The Manitoba Securities Commission
Directeur, Commission des valeurs mobilières du Manitoba

SEDAR Project # 1340175
Numéro de projet SEDAR 1340175

